Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

June 24, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Anuja A. Majmudar

Re:	Capstar Special Purpose Acquisition Corp. Registration Statement on Form S-1 Filed June 11, 2020 File No. 333-239094

Dear Ms. Majmudar:

On behalf of Capstar Special Purpose Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated June 22, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on June 11, 2020 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1

Management

Special Advisor and Board Observer, page 122

1.	We note that Messrs. Christopher and Degtyar will serve as special advisor and initial board observer, respectively. Please disclose the purpose or explain the role of Mr. Christopher as a special advisor, and also whether you intend to pay any consulting fees or other compensation to the special advisor and board observer.

Response: The Company has revised its disclosure on page 122 of Amendment No. 1 in response to the Staff’s comment.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

June 24, 2020

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Capstar Special Purpose Acquisition Corp.
Alan I. Annex, Esq.